EXHIBIT 99.1
PMA CAPITAL CORPORATION [LOGO]

Mellon Bank Center   Suite 2800
1735 Market Street
Philadelphia, PA 19103-7590                                        PRESS RELEASE

For Release:  Immediate

       Contact:  Albert D. Ciavardelli
                        (215) 665-5063

                   PMA Capital Corporation Announces Dates for
                   -------------------------------------------
                    2001 Annual Meeting Shareholder Proposals
                    -----------------------------------------

Philadelphia, PA, August 10, 2000 -- PMA Capital Corporation (NASDAQ: PMACA) announced today that as a result of amendments to its Bylaws, shareholders who desire to bring business before the 2001 Annual Meeting of Shareholders must comply with the Company's newly adopted advance notice bylaw provisions. The advance notice bylaw provisions specify procedures for the nomination of directors and the bringing of shareholder business before an annual meeting of shareholders.

Shareholders can nominate a person for a position on the Board of Directors at the 2001 Annual Meeting of Shareholders only if the shareholder notifies the Secretary of the Company of the nomination not later than the close of business on February 23, 2001, and not earlier than the close of business on January 24, 2001. The notice must include certain information about the nominating-shareholder and the nominee as specified in the Company's Bylaws. Each nominee must also provide the Secretary with a written consent to serve if elected.

Similarly, if a shareholder wishes to present a proposal from the floor of the 2001 Annual Meeting of Shareholders, the shareholder must notify the Secretary of the Company in writing of the proposal not later than the close of business on February 23, 2001, and not earlier than the close of business on January 24, 2001. The notice must also include the other information specified in the Company's Bylaws.

Any shareholder that wishes to nominate a director or propose business from the floor of the 2001 Annual Meeting of Shareholders should consult the Company's Bylaws and the applicable proxy rules of the Securities and Exchange Commission. The advance notice bylaws do not affect a shareholder's right to submit proposals for inclusion in the proxy statement relating to the 2001 Annual Meeting pursuant to Rule 14a-8 of the Securities Exchange Act of 1934.
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PMA Capital  Corporation,  headquartered  in Philadelphia,  Pennsylvania,  is an insurance holding company, whose operating subsidiaries provide specialty risk management products and services to customers throughout the United States. The primary product lines of PMA Capital's subsidiaries include: 1) property and casualty reinsurance, underwritten and marketed through PMA Re; 2) managed care workers' compensation, integrated disability and other commercial property and casualty lines of insurance in the Mid-Atlantic and Southern regions of the United States, underwritten and marketed under the trade name The PMA Insurance Group; and 3) excess and surplus lines coverages, underwritten and marketed by Caliber One.





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